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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          TOTAL CONTROL PRODUCTS, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                          TOTAL CONTROL PRODUCTS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   89149V106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                NICHOLAS T. GIHL
                            CHIEF EXECUTIVE OFFICER
                          TOTAL CONTROL PRODUCTS, INC.
                            2001 NORTH JANICE AVENUE
                          MELROSE PARK, ILLINOIS 60160
                                 (708) 345-5500
                              (708) 345-5670 (FAX)
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                               ----------------

                                 WITH A COPY TO

                              MARK S. ALBERT, ESQ.
                               D'ANCONA & PFLAUM
                            30 NORTH LA SALLE STREET
                            CHICAGO, ILLINOIS 60602
                                 (312) 580-2000
                              (312) 580-0923 (FAX)

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Total Control Products, Inc., an Illinois corporation (the "Company"). The address of the principal executive offices of the Company is 2001 North Janice Avenue, Melrose Park, Illinois 60160. The title of the class of equity securities to which this Schedule 14D-9 relates is the shares of common stock, no par value, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Schedule 14D-9 relates to a tender offer by Orion Merger Corp., an Illinois corporation (the "Merger Subsidiary" or "Offeror"), a wholly owned subsidiary of GE Fanuc Automation North America, Inc., a Delaware corporation ("Parent" or "GE Fanuc"), and an indirect majority owned subsidiary of General Electric Company, a New York corporation ("General Electric"). Merger Subsidiary disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated November 30, 1998 its intention to purchase all outstanding Shares at a price of $11.00 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 22, 1998 (the "Merger Agreement") among GE Fanuc, Merger Subsidiary and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger, Merger Subsidiary shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Subsidiary shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to this
Schedule 14D-9 and is incorporated herein by reference.

  According to the Offer to Purchase, the principal executive offices of GE Fanuc and Merger Subsidiary are located at Route 29 North and Route 606, Charlottesville, Virginia 22911.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, is set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates are described on pages 7-8, 11 and 16-19 of the Company's Proxy Statement dated July 15, 1998 for its 1998 Annual Meeting of Shareholders (the "1998 Proxy Statement"). Pages 7-8, 11 and 16-19 of the 1998 Proxy Statement are filed as Exhibit 2 to this Schedule 14D-9 and are incorporated herein by reference.

  Except as described below or incorporated herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Merger Subsidiary or its executive officers, directors or affiliates.

  The following summary of certain provisions of the Merger Agreement, shareholder agreements dated November 22, 1998 among Parent, Offeror and certain shareholders of the Company (the "Shareholder Agreements"), a stock option agreement dated November 22, 1998 between the Company and Parent (the "Option Agreements") and certain employment agreements between the Company and certain of its officers, copies of which are filed as exhibits to this
Schedule 14D-9, is qualified in its entirety by reference to the text of such agreements.

 The Merger Agreement

  The Offer. The Offeror commenced the Offer in accordance with the terms of the Merger Agreement. Each of the Company, Parent and the Offeror have agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and shall promptly cooperate with and furnish information to each other in

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connection with any such requirements imposed upon any of them in connection with the Offer and the Merger. Each of the Company, Parent and the Offeror shall, and shall cause its subsidiaries to, use its reasonable best efforts to take all reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by Parent, the Offeror or the Company or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any assets.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Illinois Business Corporation Act of 1983, as amended (the "IBCA"), the Offeror shall be merged with and into the Company at the effective time of the Merger (the "Effective Time"). Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Offeror and the Company in accordance with the IBCA. At the Effective Time, the Charter and the By-laws of the Company shall be the Charter and By-Laws of the Surviving Corporation, and the directors of the Offeror shall become the directors of the Surviving Corporation and the officers of the Company shall become the officers of the Surviving Corporation.

  Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, the Company or the holders of any securities of the Offeror or the Company, each Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Offeror, any other subsidiary of Parent or by shareholders, if any, who are entitled to and who properly exercise dissenter's rights under the IBCA) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, $11.00 (or any higher price that may be paid for each Share pursuant to the Offer) (the "Offer Price"). Each share of stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of the Offeror, be converted into and become one fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror. The representations and warranties of the Company relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and the Option Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by the Company with the United States Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including financial statements included in the documents filed by the Company under these acts); information supplied by the Company; the absence of certain events since March 31, 1998; permits and compliance with laws; tax matters; actions and proceedings; certain agreements; benefit plans and employees and employment practices; compliance with worker safety laws; liabilities; products; certain labor matters; intellectual property matters and Year 2000 compliance; title to assets; state takeover statutes; required votes; accounts receivable; inventories; environmental matters; suppliers and customers; insurance; accuracy of certain information; transactions with affiliates; and brokers.

  The Offeror and Parent have also made customary representations and warranties to the Company. Representations and warranties of the Offeror and Parent relate, among other things, to: their organization and authority to enter into the Merger Agreement, the Option Agreement and the Shareholder Agreements and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; operations of the Offeror; brokers; and ownership of Shares.

  Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the Effective Time, the Company has agreed as to itself and its subsidiaries that, except as otherwise expressly contemplated or permitted by the Merger Agreement or except to the extent Parent shall otherwise consent in

                                       2
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writing (such consent, in the case of clauses (f), (g), (i), (j), (n), (o) and
(p) below, not to be unreasonably withheld or delayed):

    (a) the Company shall, and shall cause each of its subsidiaries to, in all material respects, carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it;

    (b) the Company shall not, and shall not permit any of its subsidiaries to, (i) other than dividends paid by wholly-owned subsidiaries, declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such,
  (ii) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (c) the Company shall not, and shall not permit any of its subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Company stock option plans) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of Shares upon the exercise of Company stock options outstanding on the date of the Merger Agreement in accordance with their current terms, (ii) the issuance of Shares in exchange for shares of Class C Exchangeable Common Stock (the "Class C Taylor Shares") of Taylor Industrial Software, Inc., a corporation organized under the laws of Alberta and a majority owned subsidiary of the Company ("Taylor"), (iii) the issuance of Shares upon exercise of the warrant dated October 5, 1997 issued to Kurt Priester (the "Priester Warrant"), (iv) the issuance of Shares pursuant to the Option Agreement,
  (v) the issuance of Shares in satisfaction of certain contingent payment obligations, and (vi) the issuance of shares under the Company's 1996 Employee Discount Stock Purchase Plan (the "Stock Purchase Plan") for the purchase period ending November 30, 1998;

    (d) the Company shall not, and shall not permit any of its subsidiaries to, amend its charter or by-laws;

    (e) the Company shall not, and shall not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof;

    (f) the Company shall not, and shall not permit any of its subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets, other than sales of inventory that are in the ordinary course of business consistent with past practice and sales of assets having an aggregate fair market value of up to $100,000;

    (g) except as otherwise disclosed by the Company to Parent on the date of the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) in the ordinary course of business consistent with past practices and, in the case of indebtedness and guarantees, in an amount not to exceed $500,000 and
  (ii) indebtedness, loans, advances, capital contributions and investments between the Company and any of its subsidiaries or between any of such subsidiaries, in each case in the ordinary course of business consistent with past practices;

    (h) the Company shall not, and shall not permit any of its subsidiaries to, alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any subsidiary;

    (i) except as otherwise disclosed by the Company to Parent on the date of the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan (as defined in the Merger Agreement) or employment or consulting agreement;

    (j) except as otherwise disclosed by the Company to Parent on the date of the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages of employees of the Company or any of its subsidiaries who are not officers of the Company or any of its subsidiaries) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of the Company or any of its subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

    (k) the Company shall not, and shall not permit any of its subsidiaries to, knowingly violate or knowingly fail to perform any obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

    (l) the Company shall not, and shall not permit any of its subsidiaries to, make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles);

    (m) the Company shall not, and shall not permit any of its subsidiaries to, prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

    (n) the Company shall not, and shall not permit any of its subsidiaries to, settle or compromise any federal, state, local or foreign income tax dispute in excess of $100,000 or make any tax election;

    (o) the Company shall not, and shall not permit any of its subsidiaries to, settle or compromise any claims or litigation in excess of $100,000 or commence any litigation or proceedings;

    (p) the Company shall not, and shall not permit any of its subsidiaries to, enter into or amend any agreement or contract (i) having a remaining term in excess of 12 months or (ii) which involves or is expected to involve future payments of $500,000 or more during the term thereof; or purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $500,000;

    (q) the Company shall not, and shall not permit any of its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice or in accordance with their terms; and

    (r) the Company shall not, and shall not permit any of its subsidiaries to, authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  Certain Covenants Relating to the Business. Pursuant to the Merger Agreement, the Company has agreed to take certain actions relating to outstanding business relationships and stock rights. Prior to the acceptance for payment of any Shares by the Offeror pursuant to the Offer, the Company and Parent will enter into the agreements relating to certain product distribution agreements contemplated by the letter agreement dated November 21, 1998 among the Company, Parent and Digital Electronics Corporation, a corporation organized under the laws of Japan ("DEC") and (ii) prior to the Effective Time, the Company will purchase the shares of common stock of Taylor owned by DEC as contemplated by such letter agreement. Prior to the acceptance for payment of any Shares by the Offeror pursuant to the Offer, the Company will (i) obtain the consent of the

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holders of the Priester Warrant so that after the Company's obtaining such consent the holders thereof will have no right to purchase Shares, (ii) obtain the consent of the other parties to certain contingent payment agreements so that after the Company's obtaining such consent the other parties to such agreements will have no right to receive Shares as payment of any contingent amounts thereunder; and (iii) be the holder of all of the issued and outstanding capital stock of Taylor other than the common stock of Taylor owned by DEC, and there shall be no options, warrants, calls, rights or agreements to which the Company or Taylor is a party, or by which any of them is bound obligating the Company or Taylor to issue, sell, or cause to be issued, delivered or sold, additional shares of capital stock of Taylor or to grant, extend or enter into any such option, warrant, call, right or agreement.

  No Solicitation. The Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal (as defined below), then, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by a majority thereof after consultation with independent counsel, the Company and its representatives may, in response to an unsolicited request therefor, and subject to compliance with the Merger Agreement, furnish information with respect to the Company and its subsidiaries to any person pursuant to a customary confidentiality statement (as determined by the Company's independent counsel) and participate in discussions or negotiations with such person. For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for a merger or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement and the Option Agreement, and "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all its assets or otherwise on terms which a majority of the disinterested members of the Board of Directors of the Company determines, at a duly constituted meeting of the Board of Directors or by unanimous written consent, in its reasonable good faith judgment to be more favorable to the Company's shareholders than the Merger (after consultation with the Company's independent financial advisor) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of such disinterested members, as expressed in a resolution adopted at a duly constituted meeting of such members (after consultation with the Company's independent financial advisor), is reasonably capable of being obtained by such third party.

  The Merger Agreement provides further that, the Company must advise Parent orally and in writing of (i) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by any officer or director of the Company or, to the knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry no later than 24 hours following receipt of such Takeover Proposal or inquiry. If the Company intends to furnish any person with any information with respect to any Takeover Proposal, the Company is required to advise Parent orally and in writing of such intention not less than 24 hours in advance of providing such information. The Company is further required to keep Parent fully informed of the status and details of any such Takeover Proposal or inquiry.

  Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, the Company has agreed not to terminate, amend, modify or waive any provision of any standstill agreement to which the Company or any of its subsidiaries is a party (other than any involving Parent). The

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Company has also agreed to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including, but not limited to, obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

  Stock Based Compensation. Prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary or appropriate to (i) cause each option to purchase Shares that was outstanding as of the date of the Merger Agreement to vest and to be exercisable immediately prior to the purchase of Shares pursuant to the Offer and (ii) cause each option to purchase Shares that is outstanding upon the purchase of Shares pursuant to the Offer to be cancelled as of the purchase of Shares pursuant to the Offer. In consideration of such cancellation, each holder of an option to purchase Shares will be entitled to receive from the Company an amount equal to (A) the product of (1) the number of Shares subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of Shares subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. The amounts payable pursuant to the Merger Agreement will be paid as soon as reasonably practicable following the acceptance for payment by the Offeror pursuant to the Offer. The amount payable to any option holder will be reduced to the extent necessary to prevent such payment, together with any other amounts payable to such option holder by the Company, from constituting a "parachute payment," within the meaning of section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

  Pursuant to the Merger Agreement, the Company will take all actions necessary to ensure that the Purchase Period (as defined in the Stock Purchase
Plan) applicable to the options outstanding under the Stock Purchase Plan is shortened so as to have an Exercise Date (as defined in the Stock Purchase
Plan) that occurs before the acceptance for payment by the Offeror of Shares pursuant to the Offer; no new Purchase Period shall begin from and after the date of the Merger Agreement and no holder of an option to purchase Shares under the Stock Purchase Plan is permitted to increase his or her rate of payroll deduction under the Stock Purchase Plan from and after the date of the Merger Agreement.

  The Company has also agreed to take all actions necessary to provide that, effective as of acceptance for payment by the Offeror of Shares pursuant to the Offer, each of the Company's stock option plans and any similar plan or agreement of the Company will be terminated, any rights under any other plan, program, agreement or arrangement to the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be terminated, and no holder of an option to purchase Shares will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon exercise of any stock option.

  Indemnification. Pursuant to the Merger Agreement, Parent and the Offeror agreed that from and after the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of the Company and of its subsidiaries to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the IBCA, the Charter or the Company's By-laws for acts or omissions occurring at or prior to the Effective Time.

  Parent has also agreed to cause the Surviving Corporation to provide, for a period of not less than three years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially similar to the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the director's and officer's insurance in excess of the last annual premium paid prior to the date of the Merger Agreement but in such case will purchase as much coverage as possible for such amount.

  Effective at the Effective Time, Parent will guarantee the obligations of the Surviving Corporation under the immediately preceding two paragraphs.

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  Board Representation. The Merger Agreement provides that promptly after such time as the Offeror acquires Shares which represent at least two-thirds of the Shares that are outstanding, as determined on a fully diluted basis (the "Minimum Condition"), the Offeror will be entitled to designate at its option up to that number of directors of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by the Offeror equal to the percentage of the aggregate voting power of the Shares held by Parent or any of its subsidiaries and the Company shall, at such time cause the Offeror's designees to be so elected by its existing Board of Directors. However, in the event that the Offeror's designees are elected to the Board of Directors of the Company, until the Effective Time, such Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors shall designate a person or persons to fill such vacancy each of whom shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company as of the date of the Merger Agreement shall designate three persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company's Board of Directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Offeror's designees to be elected or appointed to the Company's Board of Directors as provided above.

  Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) if required by applicable law, the shareholders of the Company shall have approved the Merger Agreement;
(ii) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over the Company or Parent or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the merger illegal; and (iii) the Offeror shall have previously accepted for payment and paid for Shares pursuant to the Offer.

  The obligations of Parent and the Offeror to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions: (i) the Company shall have performed in all material respects each of its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time, and the representations and warranties of the Company contained in the Merger Agreement shall be true and correct on and as of the Effective Time as if made on and as of such date, except where the failure to be so true and correct would not have a Material Adverse Effect (as defined in the Merger Agreement) on the Company, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive
Officer and its Chief Financial Officer to such effect, (ii) the Company shall have obtained the consent or approval of each person or Governmental Entity whose consent or approval shall be required in connection with the transactions contemplated by the Merger Agreement under any loan or credit agreement, note, mortgage, indenture, lease or other agreement or instrument, except as to which the failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on the Company or Parent or upon the consummation of the transactions contemplated in the Merger Agreement, the Option Agreement or the Shareholder Agreements, (iii) in obtaining any approval or consent required to consummate any of the transactions contemplated herein, in the Option Agreement or the Shareholder Agreements, no Governmental Entity shall have imposed or shall have sought to impose any condition, penalty or requirement which, in the reasonable opinion of Parent, individually or in aggregate would have a Material Adverse Effect on the Company or Parent, and (iv) since the date of the Merger Agreement, there shall have been no Material Adverse Change (as defined in the Merger Agreement) with respect to the Company, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after the approval of the terms of the Merger Agreement by the shareholders of the

Company: (a) by mutual written consent of Parent and the Company; (b) by either Parent or the Company: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in this Schedule 14D-9 (see "Certain Conditions to the Offeror's Obligations") shall have terminated or expired in accordance with its terms without the Offeror having accepted for payment any Shares pursuant to the Offer or (y) the Offeror shall not have accepted for payment any Shares pursuant to the Offer prior to March 31, 1999 (provided that the right to terminate the Merger Agreement pursuant to this clause
(b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party) or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;
(c) by Parent or the Offeror prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of condition (e) or (f) described below in "Certain Conditions to the Offeror's Obligations" and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company; (d) by Parent or the Offeror if either Parent or the Offeror is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph
(d) described below in "Certain Conditions to the Offeror's Obligations"; (e) by the Company if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal and a majority of the Board of Directors of the Company determines in its reasonable good faith judgment, after consultation with outside counsel, that failing to terminate the Merger Agreement would constitute a breach of its fiduciary duties under applicable law; provided, that it has complied with the notice and other provisions of the Merger Agreement and it complies with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "Fees and Expenses"); and provided further that the Company may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to Parent of a written notice of such determination by the Board of Directors of the Company;
(f) by the Company, if (i) any of the representations or warranties of Parent or the Offeror set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (ii) Parent or the Offeror shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Parent or the Offeror to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to Parent or the Offeror, as applicable; or (g) by the Company, if the Offer has not been timely commenced. In the event of a termination of the Merger Agreement by either the Company or Parent, the Merger Agreement shall become void (except for certain specified provisions, including those pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties) and there shall be no liability or obligation on the part of Parent, the Offeror or the Company or their respective officers or directors, other than for liability for any willful breach of a representation or warranty contained in the Merger Agreement or the breach of any covenant contained in the Merger Agreement.

  Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

  The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent the following amounts under the circumstances and at the times set forth as follows: (i) if Parent or the Offeror terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, the Company shall pay the Expenses of Parent and a $4 million termination fee (the "Termination Fee") upon demand; (ii) if the Company terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, the Company shall pay the Termination Fee within one business day following such termination and the Expenses of Parent upon demand; and (iii) if Parent or the Offeror terminates the Merger Agreement under clause (c) under "Termination" above and, at the time of such termination, a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), the Company shall pay the Expenses of Parent, upon demand; in addition, if concurrently therewith or within 12 months after such termination, (A) the Company shall enter into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Takeover Proposal or a Takeover Proposal is consummated, involving any party (1) with whom the Company had any discussions with respect to a Takeover Proposal, (2) to whom the Company furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses (1), (2) and
(3), prior to such termination, or (B) the Company enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, the Company shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal. The Merger Agreement provides that Parent will pay, or cause to be paid, in same day funds to the Company, the Expenses of the Company if the Company terminates the Merger Agreement in accordance with the provisions described in clause (f) or (g) under "Termination" above.

  For purposes of the Merger Agreement, "Expenses" means with respect to Parent or the Company, as the case may be, documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent or the Company, as the case may be, in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to Parent or the Company, as the case may be; provided that the Expenses of Parent or the Company shall not exceed $1 million.

  Pursuant to the Merger Agreement, the aggregate amount of the Termination Fee and Expenses payable to Parent shall be reduced to an amount not less than zero by subtracting from the aggregate amount otherwise payable to Parent the amount realized or anticipated to be realizable (based on the facts as they exist on the date such aggregate amount shall become due) by Parent under the Option Agreement; provided, that if such aggregate amount shall be so reduced by an amount realizable by Parent and thereafter the Option Agreement shall terminate without receipt by Parent of such amount, then, to the extent Parent is entitled to receive such aggregate amount, an additional payment shall be made to Parent in such amount promptly following such termination.

 The Shareholder Agreements

  Pursuant to the Shareholder Agreements, each of the following shareholders of the Company: Nicholas Gihl, A.B. Siemer, Julius Sparacino, Merle Taylor and Neil Taylor (the "Tendering Shareholders") has agreed that, (a) such Tendering Shareholder shall vote the Shares held by such Tendering Shareholder in favor of the Merger and the Merger Agreement; (b) such Tendering Shareholder shall vote his Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal or (ii) any amendment of the Company's charter or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) such Tendering Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, their Shares to any person other than the Offeror or the Offeror's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) such Tendering Shareholder shall not, and shall not permit any investment banker, attorney or other adviser or representative of such Tendering Shareholder to,
(i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) so long as the Merger Agreement has not been terminated, the Tendering Shareholder shall tender pursuant to the Offer and not withdraw the Shares owned by such Tendering Shareholders. In addition, those Tendering Shareholders who hold Class C Taylor Shares have agreed to take such action as shall be necessary to request retraction of such Shares and tender the Shares received upon such retraction.

  The Shareholder Agreements terminate upon the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms; provided, however, that the Shareholder Agreements will not terminate until 120 days after termination pursuant to clause (ii) immediately above if
(A) the Merger Agreement is terminated by Parent or the Offeror pursuant to clause (d) of "Termination" above, (B) the Merger Agreement is terminated by the Company pursuant to clause (e) under "Termination" above or (C) unless the Company has terminated the Merger Agreement pursuant to clause (f) or clause
(g) under "Termination" above, prior to the termination, a Takeover Proposal shall have been commenced or the Company shall have entered into an agreement with respect to, approved or recommended or taken any action to facilitate, a Takeover Proposal (the "Shareholder Agreement Termination Date").

 Option Agreement

  Pursuant to the Option Agreement, the Company has granted Parent an irrevocable option (the "Option") to purchase from time to time up to 1,598,530 authorized and unissued Shares, or such other number of Shares as equals 19.9% of the Company's issued and outstanding Shares at the time of the exercise of the Option (the "Company Option Shares") at a price of $11.00 per share, which may be exercised in whole or from time to time in part, at any time after the date of the Option Agreement and prior to the termination of the Option. Parent may exercise the Option if neither Parent nor the Offeror shall have breached any of its material obligations under the Merger Agreement and no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States invalidating the grant or prohibiting the exercise of the Option shall be in effect and if one or more of the following events shall have occurred on or after the date of the Option
Agreement: (i) any person, corporation, partnership, limited liability company or other entity or group (such person, corporation, partnership, limited liability company or other entity or group being referred to hereinafter, singularly or collectively, as a "Person"), acquires or becomes the beneficial owner of 20% or more of the outstanding Shares (other than a person who, as of the date hereof, is the beneficial owner of 20% or more of the outstanding Shares (a "20% Holder")); (ii) any 20% Holder increases his beneficial ownership of Shares by more than 1%; (iii) any group (other than a group which includes or may reasonably be deemed to include Parent or any of its affiliates) is formed which beneficially owns 20% or more of the outstanding Shares; (iv) any Person (other than Parent or its affiliates) shall have commenced a tender or exchange offer for 20% or more of the then outstanding Shares or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of the Company, or other similar business combination involving the Company; (v) the Company enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving the Company or a "significant subsidiary" (as defined in Rule 1.02(v) of Regulation S-X as promulgated by the Commission) of the Company or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (vi) any Person (other than Parent or its affiliates) is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of Shares which, together with all Shares beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding Shares; or (vii) there is a public announcement with respect to a plan or intention by the Company, other than Parent or its affiliates, to effect any of the foregoing transactions. For purposes of the Option Agreement, the terms "group" and "beneficial owner" are defined by reference to Section 13(d) of the Exchange Act.

  Parent's obligation to purchase the Company Option Shares following the exercise of the Option, and the Company's obligation to deliver the Company Option Shares, are subject to the conditions that (i) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Company Option Shares shall be in effect, (ii) the purchase of the Company Option Shares will not violate Rule 10b-13 promulgated under the Exchange Act; and (iii) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated.

  Prior to the termination of the Option in accordance with the Option Agreement, if a Put Event (as defined below) has occurred, Parent shall have the right, upon three business days' prior written notice to the Company, to require the Company to purchase the Option from Parent (the "Put Right") at a cash purchase price (the "Put Price") equal to the product determined by multiplying (i) the number of Company Option Shares as to which the Option has not yet been exercised by (ii) the Spread (as defined below). As used in the Option Agreement, the term "Put Event" means the occurrence on or after the date hereof of any of the following: (i) any Person (other than Parent or its affiliates) acquires or becomes the beneficial owner of 50% or more of the outstanding Shares or (ii) the Company consummates a merger or other business combination involving the Company or a significant subsidiary of the Company or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, the Company or a significant subsidiary (other than the transactions contemplated by the Merger Agreement) and the term "Spread" means the excess, if any, of (i) the greater of (x) the highest price (in cash or fair market value of securities or other property) per Share paid or to be paid within 12 months preceding the date of exercise of the Put Right for any Shares beneficially owned by any Person who shall have acquired or become the beneficial owner of 20% or more of the outstanding Shares after the date of the Option Agreement or (y) the average of the last reported sales prices quoted on Nasdaq of the Shares during the five trading days immediately preceding the written notice of exercise of the Put Right over (ii) $11.00.

  At any time after the termination of the Option and for a period of 90 days thereafter, the Company shall have the right, upon three business days' prior written notice, to repurchase from Parent (the "Repurchase Right"), all (but not less than all) of the Company Option Shares acquired by Parent pursuant to the Option Agreement and with respect to which Parent then has beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) at a price per share equal to the greater of (i) the average of the last reported sales price quoted on the Nasdaq National Market of Shares during the five trading days immediately preceding the written notice of exercise of the Repurchase Right and (ii) the Exercise Price, plus interest at a rate per annum equal to the costs of funds to Parent at the time of exercise of the Repurchase Right.

  In addition, the Option Agreement provides that Parent will have certain registration rights with respect to any Company Option Shares purchased by Parent pursuant to the Option Agreement.

 Employment Agreements

  Concurrently with execution of the Merger Agreement, the Company entered into an Employment Agreement with Mr. Nicholas Gihl, the President and Chief Executive Officer of the Company, and Mr. Peter Nicholson, the Chief Financial Officer of the Company. Such Employment Agreements shall be effective upon the purchase of the Shares pursuant to the Offer. Mr. Gihl's Employment Agreement has a term of three years and automatically renews for successive one year periods unless otherwise terminated. Pursuant to his Employment Agreement, Mr. Gihl's initial annual salary is $260,000 and his minimum bonus is $40,000, to be increased based on achieving Company performance objectives. In addition, Mr. Gihl will receive 5,000 shares of restricted stock of General Electric (subject to the approval of the General Electric Board of Directors). The restriction lapse date for 2,500 of such shares will be the last day for the initial employment term and for the remaining 2,500 shares will be the last day of the fifth year of Mr. Gihl's employment by the Company.

  Mr. Nicholson's Employment Agreement has a term of two years and automatically renews for successive one year periods unless otherwise terminated. Pursuant to his Employment Agreement, Mr. Nicholson's initial annual salary is $175,000 and his minimum bonus is $50,000. In addition, if Mr. Nicholson remains employed by the Company for his initial employment term, he will receive a bonus of $85,000.

  Pursuant to their Employment Agreements, in the event that Mr. Gihl or Mr. Nicholson is terminated for a reason other than cause or terminates his employment for good reason, as set forth in the applicable Employment Agreement, he will receive a payment from the Company in one lump sum of an amount equal to twenty-four times the greater of his monthly salary as of the date of termination or his highest monthly salary during the prior twelve month period, plus two times the bonus paid to him for the fiscal year immediately prior to the date of such termination. In addition, the Company will continue his medical insurance benefits for a period of twelve months or until he is eligible for medical coverage under a plan of a successive employer and will reimburse him for any excise taxes payable under the "excess parachute payment" provisions of the Code.

 Certain Conditions to the Offeror's Obligations

  Notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares equal to the Minimum Condition and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated, and any other applicable filing or approval requirement of any nation or region applicable to the purchase of Shares pursuant to the Offer shall have been satisfied, prior to the expiration date of the Offer (the "HSR Condition"). Furthermore, notwithstanding any other term of the Offer or this Agreement, the Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

    (a) there shall be threatened or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by Parent or the Offeror of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements (including the voting provisions thereunder), or seeking to obtain from the Company, Parent or the Offeror any damages that would have a Material Adverse Effect on the Company, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, or to compel the Company or Parent to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreements, (iii) seeking to impose material limitations on the ability of Parent or the Offeror to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including the right to vote such Shares on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company or its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on the Company; or there shall be pending by any other person any suit, action or proceeding which is reasonably likely to have a Material Adverse Effect on the Company;

    (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

    (c) there shall have occurred any Material Adverse Change (as defined in the Merger Agreement) with respect to the Company;

    (d) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions;

    (e) any of the representations and warranties of the Company set forth in the Merger Agreement (other than certain representations and warranties relating to corporate authority and capital structure) shall not be true and correct, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer, except where the failure of such representations, individually or in the aggregate, to be so true and correct would not have a Material Adverse Effect on the Company, and any of the representations and warranties of the Company excluded from the foregoing shall not be true and correct in any material respect in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer;

    (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

    (g) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or
  (iii) any limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions which, in the reasonable judgment of Parent, makes it inadvisable to proceed with the Offer or the Merger;

    (h) the Shareholder Agreements shall not be in full force and effect or any Shareholder (as defined therein) that is a party thereto shall be in material breach thereof or have indicated such Shareholder's intention not to perform such Shareholder's obligations thereunder; or

    (i) the Merger Agreement shall have been terminated in accordance with its terms.

  The foregoing conditions are for the sole benefit of Parent and the Offeror and may, subject to the terms of the Merger Agreement, be waived by Parent and the Offeror in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  Appraisal Rights of Dissenting Shareholders. Holders of Shares do not have dissenters' rights as a result of the Offer. However, any shareholder of the Company who does not tender his or her Shares, who does not vote in favor of the Merger Agreement and who gives written notice prior to the vote by the shareholders of the Company to approve the Merger Agreement may demand dissenters' appraisal rights pursuant to Sections 11.65 and 11.70 of the IBCA. Copies of these sections are attached as Annex II hereto. Dissenting shareholders may elect to receive payment in cash in an amount equal to the estimated "fair value" of their Shares, which will be the value of the Shares immediately before the consummation of the Merger excluding any appreciation or depreciation in anticipation of the Merger, unless such exclusion would be inequitable. The following is a summary of the procedural steps which must be taken to ensure that a dissenting shareholder's appraisal rights are recognized.

  A SHAREHOLDER DESIRING TO PERFECT HIS OR HER RIGHT TO PAYMENT FOR HIS OR HER SHARES MUST MAIL OR DELIVER TO THE COMPANY (ATTENTION: PETER A. NICHOLSON, CHIEF FINANCIAL OFFICER, TOTAL CONTROL PRODUCTS, INC., 2001 NORTH JANICE AVENUE, MELROSE PARK, ILLINOIS 60160), A WRITTEN DEMAND FOR PAYMENT OF HIS OR HER SHARES BEFORE THE VOTE ON THE MERGER AGREEMENT IS TAKEN, AND

SUCH SHAREHOLDER MUST NOT VOTE IN FAVOR OF THE MERGER AGREEMENT. THE DELIVERY OF A PROXY WITH INSTRUCTIONS TO VOTE THE SHARES REPRESENTED THEREBY AGAINST APPROVAL OF THE MERGER AGREEMENT WILL NOT, BY ITSELF, SATISFY THE REQUIREMENT OF A WRITTEN DEMAND.

  Only a holder of record is entitled to request dissenters' appraisal rights and payment for the Shares registered in his or her name. A record owner of Shares may assert dissenters' appraisal rights as to fewer than all of the Shares recorded in such person's name only if such person dissents with respect to all Shares beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf the record owner asserts dissenters' appraisal rights. The rights of a partial dissenter are determined as if the Shares as to which dissent is made and the other Shares held by such holder of record are recorded in the names of different shareholders of the Company. A beneficial owner of Shares who is not the record owner may assert dissenters' appraisal rights as to Shares held on such person's behalf only if the beneficial owner submits to the Company the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' appraisal rights.

  A demand must reasonably inform the Company of the identity of the holder of record of the Shares covered by the demand and that such holder of record demands payment for such Shares. The demand should be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on his or her Company stock certificate(s).

  A Company shareholder who makes written demand for payment retains all other rights as a shareholder until those rights are canceled or modified at the Effective Time by the consummation of the Merger. Within ten days after the Effective Time, GE Fanuc shall send each dissenting shareholder who has delivered a written demand for payment, a statement setting forth the opinion of GE Fanuc as to the estimated fair value of the Shares, the Company's fiscal 1997-1998 financial statements, the Company's latest available interim financial statements, and a commitment to pay for the Shares held by the dissenting shareholder the estimated fair value thereof upon transmittal to GE Fanuc of the Company stock certificate or certificates.

  Upon consummation of the Merger, and given demand for payment by a dissenting shareholder, GE Fanuc shall, upon receipt of the applicable stock certificates, pay the amount GE Fanuc estimates to be the fair value of the Shares, plus accrued interest, if any. An explanation of how the interest was calculated will be provided by GE Fanuc to the dissenting shareholder at the time that GE Fanuc pays the amount it estimates to be the fair value of the Shares.

  If the dissenting Company shareholder does not agree with the opinion of GE Fanuc as to the estimated fair value of the Shares, or the amount of interest due, he or she shall, within thirty days from the delivery of GE Fanuc's statement of value, notify GE Fanuc in writing of such shareholder's determination of the estimated fair value and interest due relating to the Shares, and demand payment of the difference.

  If within sixty days after delivery of such written notification by a dissenting shareholder, GE Fanuc and the dissenting shareholder are unable to agree as to the value of the Shares, GE Fanuc shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the Circuit Court of Cook County, Illinois requesting a determination of the fair value of the Shares and the interest due. All shareholders who have perfected their dissenters' appraisal rights and who have not settled with GE Fanuc will be made parties to this proceeding. The cost of the proceedings may be assessed against one or more parties to the proceedings as the court may consider equitable. Failure of GE Fanuc to commence an action shall not limit or affect the right of the dissenting shareholder to otherwise commence an action as permitted by law.

  The foregoing is only a summary of the provisions of the IBCA and is qualified in its entirety by reference to the text of Sections 11.65 and 11.70 of the IBCA which are set forth in Annex II hereto and incorporated by reference herein. ANY SHAREHOLDER OF THE COMPANY WHO DESIRES TO EXERCISE HIS OR HER DISSENTERS' APPRAISAL RIGHTS SHOULD CAREFULLY REVIEW ANNEX II AND IS

ADVISED TO CONSULT A LEGAL ADVISOR BEFORE ELECTING OR ATTEMPTING TO EXERCISE SUCH RIGHTS.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS.

  At a special meeting held on November 22, 1998, the Board of Directors of the Company (the "Board") approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger and the Offer, are fair to, and in the best interests of, the Company and its shareholders, as further described below. THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a letter to the Company's shareholders and a press release communicating such approval and recommendation are filed as Exhibits 3 and 4, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

BACKGROUND OF THE MERGER AND THE OFFER

  From time to time following the Company's initial public offering in March, 1997, the Company has discussed potential business combinations with various third parties.

  In early September, 1998, Nicholas Gihl, Chairman of the Board, President and Chief Executive Officer of the Company, requested that John Ricketson of Michael Blitzer & Associates, Inc. contact representatives of GE Fanuc with the intention of exploring strategic alliances beyond an input-output dual licensing agreement that GE Fanuc and the Company entered into in August, 1998. Mr. Ricketson spoke with John Kroon, the Vice President--Corporate Planning and Development of GE Fanuc, and both agreed that the parties should meet to discuss strategic alternatives.

  In mid-September, 1998, the Company and GE Fanuc exchanged mutual non-disclosure agreements for the purpose of furthering discussions. On October 14 and 15, 1998, Mr. Gihl and Peter A. Nicholson, Senior Vice President and Chief Financial Officer of the Company, met at the Charlottesville, Virginia headquarters of GE Fanuc with Joseph Hogan, President and Chief Executive Officer of GE Fanuc, Mr. Kroon and other representatives of GE Fanuc regarding a potential merger of the companies. During these meetings, Mr. Hogan indicated that GE Fanuc might have an interest in acquiring the Company.

  On October 16, 1998, the Company informally retained Adams, Harkness & Hill, Inc. to provide financial advice with respect to the potential transaction with GE Fanuc. At a meeting of the Board on October 28, 1998, Adams, Harkness & Hill, Inc. made a presentation on the steps necessary to consider any possible offer by GE Fanuc, as well as a detailed analysis of pricing considerations and the Board voted to formally retain Adams, Harkness & Hill, Inc. as its financial advisor. At this meeting, Mr. Gihl informed the Board that GE Fanuc made a preliminary expression of interest regarding a potential purchase of the Company.

  On November 9, 1998, GE Fanuc delivered a non-binding indication of interest (the "Indication") to the Company, together with a draft letter of intent. The Indication was not an offer and outlined many significant conditions to the consummation of any transaction between GE Fanuc and the Company. The Indication stated that based on publicly available information, GE Fanuc indicated a valuation for the Company of $11.00 per share. Among other things, the Indication proposed that GE Fanuc: (i) begin business, legal and accounting due diligence, and (ii) begin to negotiate a mutually satisfactory definitive merger agreement with the Company.

  On November 10, 1998, the Board held a special meeting by conference telephone to discuss the negotiations with GE Fanuc. At the meeting, Mr. Gihl described his conversations with representatives of GE Fanuc and informed the Board that GE Fanuc was willing to pay $11 per share for each of the Company's outstanding Shares, based upon certain assumptions relating to outstanding shares and indebtedness. This meeting was also attended by representatives of Adams, Harkness & Hill, Inc., and the Company's legal advisors. At the conclusion of the meeting, the Board
(i) approved the engagement letter between the Company and Adams, Harkness & Hill, Inc. as the Company's financial advisor in connection with any potential transaction, and (ii) instructed Mr. Gihl to continue discussions with GE Fanuc. The Board also authorized Adams, Harkness & Hill, Inc. to continue to make inquiries of certain third parties to determine if they had any interest in exploring a potential business combination with the Company.

  On November 13, 1998, the Board held a special meeting by conference telephone to discuss the status of negotiations with GE Fanuc and to authorize the Company to enter into a nonsolicitation agreement with GE Fanuc. Later that same day, GE Fanuc and the Company agreed upon a form of nonsolicitation agreement whereby the Company agreed not to actively solicit offers relating to a sale of its business until December 4, 1998. At this time, the parties agreed to dispense with negotiations of a letter of intent and direct their efforts to the preparation of a mutually satisfactory merger agreement. Following execution of the nonsolicitation agreement, the Company ceased, and directed its representatives to cease, all communications with third parties regarding a potential strategic alliance.

  After the execution of the nonsolicitation agreement, on November 16, 1998, GE Fanuc's representatives began an extensive business and legal due diligence review of the Company, which included reviewing non-public information. Such investigation continued until November 21, 1998.

  On Tuesday, November 17, 1998, GE Fanuc's counsel delivered to the Company and its representatives an initial draft of the Merger Agreement, Stock Option Agreement and form of Shareholder Agreement. The next day, the Board held a special meeting by conference telephone to discuss the status of negotiations with GE Fanuc. Commencing on November 18, 1998, the Company's legal and financial advisors met with GE Fanuc representatives and legal advisors to discuss various issues involving the Merger Agreement and related documents. Negotiations between the parties continued until November 22, 1998.

  On November 20 and November 21, 1998, the Board held special meetings by conference telephone. At these meetings, the Company's management reviewed the status of the negotiations of the Merger Agreement and related documentation. The Board, the Company's management and the Company's advisors also discussed the proposed transaction. On the evening of November 21, 1998, the Company was presented with forms of employment agreements for each of Messrs. Gihl and Nicholson that GE Fanuc was requiring be signed at the time of execution of the Merger Agreement and to be effective with the consummation of the Offer.

  In the afternoon of November 22, 1998, after completion of the negotiations over the proposed Merger Agreement and related documentation, the Board held a special meeting by conference telephone to review, with the advice and assistance of the Company's financial and legal advisors, the proposed Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, and the terms of the employment agreements with Mr. Gihl and Mr. Nicholson. At the meeting, Mr. Gihl described the outcome to the Board of the final negotiations with GE Fanuc with respect to the substantive terms of the proposed Merger Agreement. Adams, Harkness & Hill, Inc. delivered its written opinion to the Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $11.00 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Following a number of questions from, and discussions among, the directors, the Company's Board of Directors (i) approved the Merger Agreement and the transactions contemplated thereby and authorized the execution and delivery thereof, (ii) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders, and (iii) recommended that the Company's shareholders accept the Offer and tender their Shares to Merger Subsidiary. On November 22, 1998, the Board of Directors of GE Fanuc and of the Offeror also approved the Merger Agreement and the transaction contemplated thereby.

  GE Fanuc, Merger Subsidiary, the Company and certain shareholders and employees of the Company, as applicable, executed the Merger Agreement, the Option Agreement, the Shareholder Agreements and the

Employment Agreements on November 22, 1998. On November 23, 1998, prior to the opening of trading, the Company announced the transaction and shortly thereafter, GE Fanuc separately announced the transaction. On November 30, 1998, Merger Subsidiary commenced the Offer.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

  In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

    (i) the terms and conditions of the Merger Agreement;

    (ii) the views expressed by management of the Company (at the Board meetings on November 21, 1998 and November 22, 1998 and at several previous Board meetings) regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

    (iii) the recent trading price of the Shares and that the $11.00 per Share to be paid in the Offer and as consideration in the Merger represents a premium of approximately 15.8% over the $9.50 closing sale price for the Shares on the Nasdaq National Market on November 20, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement, and a premium of approximately 26.8% to the most recent 30 day trading average of $8.677 for the Shares on the Nasdaq National Market;

    (iv) the views expressed by management and the Board's conclusion that it was not likely that any other party would consider a transaction that was more favorable to the Company and its shareholders;

    (v) the financial presentation of Adams, Harkness & Hill, Inc. at the November 22, 1998 Board meeting and the written opinion of Adams, Harkness & Hill, Inc. delivered to the Board at the November 22, 1998 Board meeting to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $11.00 per Share to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the opinion of Adams, Harkness & Hill, Inc., which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Adams, Harkness & Hill, Inc., is attached hereto as Annex I to this
  Schedule 14D-9 and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF ADAMS, HARKNESS & HILL, INC. CAREFULLY AND IN ITS ENTIRETY;

    (vi) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish nonpublic information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and recommend an unsolicited acquisition proposal to the Company's shareholders;

    (vii) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of an alternative acquisition proposal; upon such termination, the Company shall pay GE Fanuc a fee of up to $4,000,000 (representing approximately 4% of the total value of the consideration to be paid in the Offer and the Merger) less the amount realized or realizable by GE Fanuc under the Stock Option Agreement. The Board did not view this payment obligation as unreasonably precluding any third party from proposing an alternative transaction and concluded that entering into the Merger Agreement given the available strategic alternatives was in the best interests of the Company; and

    (viii) the transactions contemplated by the Merger Agreement provided for an all cash payment to shareholders, with no financing condition.

  The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  The Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

  It is expected that, if the Shares are not purchased by GE Fanuc in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained Adams, Harkness & Hill, Inc. as its financial advisor in connection with the Offer and the Merger (the "Financial Advisor"). Pursuant to the terms of the Financial Advisor's engagement, the Company paid Adams, Harkness & Hill, Inc. (i) $25,000 upon the execution of an engagement letter to be deducted from the "success fee" discussed below, and (ii) $350,000 upon the delivery of its written opinion regarding the fairness of the Merger. In addition, in the event the Offer is consummated, the Company shall pay to Adams, Harkness & Hill, Inc. a "success fee" of 1.0% of the aggregate consideration paid to the Company and its shareholders in connection with the Offer and the Merger. The Company also has agreed to reimburse the Financial Advisor for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify the Financial Advisor and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of the Financial Advisor's engagement.

  On October 5 1998, the Company retained Michael Blitzer and Associates, Inc. as a financial consultant to assist the Company with respect to certain business transactions. Pursuant to the terms of this engagement, upon the consummation of the Merger, the Company will pay Michael Blitzer and Associates, Inc. an amount equal to (i) $300,000, plus (ii) 0.5% of the amount over which the aggregate consideration paid in the Offer and the Merger exceeds $20 million. The Company also has agreed to reimburse Michael Blitzer and Associates, Inc. for reasonable travel and other out-of-pocket expenses, and to indemnify Michael Blitzer and Associates, Inc. against certain liabilities arising out of a breach by the Company of any written agreement entered into by the Company in connection with Michael Blitzer and Associates, Inc.'s engagement, except in the case of gross negligence or willful misconduct of Michael Blitzer and Associates, Inc.

  Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's shareholders concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Except as otherwise disclosed in this Schedule 14D-9, during the past 60 days, no transaction in the Shares has been effected by the Company or, to its knowledge, by any of its directors, executive officers, affiliates or subsidiaries, except for (i) the issuance of up to 230,000 Shares to KP One, Inc. (formerly known as Computer Dynamics, Inc.) as contingent consideration relating to the Company's purchase of Computer Dynamics, Inc. in October of 1997, and (ii) the issuance of 666 Shares in the ordinary course of business pursuant to the exercise of outstanding employee stock options. On December 1, 1998, additional Shares will be purchased by employees of the Company under the Stock Purchase Plan consistent with past practices.

  (b) To the knowledge of the Company, pursuant to the Offer, all directors and executive officers of the Company presently intend to tender all Shares owned by them except for those Shares, if any, (i) held by such persons which, if tendered, could cause such persons to incur liability under Section 16(b) of the Securities Exchange Act of 1934, or (ii) with respect to which any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third party.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as otherwise disclosed in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3 or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference and made a part hereof.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

      EXHIBIT
        NO.
     ----------
     Exhibit 1  Agreement and Plan of Merger dated as of November 22, 1998 among Parent, Merger Subsidiary and the Company.
     Exhibit 2  Pages 7-8, 11 and 16-18 of the Company's Proxy Statement dated
                 July 15, 1998.
     Exhibit 3  Letter to Shareholders of the Company dated November 30, 1998.*
     Exhibit 4  Press release issued by the Company dated November 23, 1998.
     Exhibit 5  Opinion of Adams, Harkness & Hill, Inc. dated November 22, 1998
                 (included as Annex I to this Schedule 14D-9).*
     Exhibit 6  Stock Option Agreement, dated as of November 22, 1998, by and among Parent, Merger Subsidiary and the Company.
     Exhibit 7  Employment Agreement between Nicholas T. Gihl and the Company dated as of November 22, 1998.
     Exhibit 8  Employment Agreement between Peter A. Nicholson and the Company dated as of November 22, 1998.
     Exhibit 9  Shareholder Agreement among Nicholas T. Gihl, Parent, Merger
                 Subsidiary and the Company dated as of November 22, 1998.
     Exhibit 10 Shareholder Agreement among A.B. Siemer, Parent, Merger
                 Subsidiary and the Company dated as of November 22, 1998.
     Exhibit 11 Shareholder Agreement among Julius Sparacino, Parent, Merger
                 Subsidiary and the Company dated as of November 22, 1998.
     Exhibit 12 Shareholder Agreement among Neil Taylor, Merle Taylor, Parent,
                 Merger Subsidiary and the Company dated as of November 22,
                 1998.
     Exhibit 13 Sections 11.65 and 11.70 of the Illinois Business Corporation
                 Act of 1983, as amended (included as Annex II to this Schedule
                 14D-9).*

--------
*Included with Schedule 14D-9 mailed to the shareholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Peter A. Nicholson
                                          Senior Vice President, Chief
                                           Financial Officer,
                                          Treasurer and Secretary

                                                                        ANNEX I

                    OPINION OF ADAMS, HARKNESS & HILL, INC.

                                                              November 22, 1998

Board of Directors
Total Control Products, Inc.
2001 North Janice Avenue
Melrose Park, IL 60160

Attention: Nicholas T. Gihl--Chairman of the Board, President and
     Chief Executive Officer

Members of the Board:

  You have requested our opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, to the holders of common stock, no par value (the "Common Stock"), of Total Control Products, Inc. (the "Company") of the consideration proposed to be received by such stockholders pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), to be entered into in substantially the form of the draft Merger Agreement dated November 22, 1998, among the Company, GE Fanuc Automation North America, Inc. (the "Parent") and Orion Merger Corp., a wholly owned subsidiary of the Parent (the "Sub"). The draft Merger Agreement provides that the Sub will commence a tender offer (the "Offer") for any and all outstanding shares of Common Stock at a price of $11.00 per share net to the seller in cash. Assuming the Sub acquires at least two-thirds of the Common Stock in the Offer and the Company satisfies certain other conditions as set forth in the Merger Agreement, a merger of the Sub with and into the Company (the "Merger") will occur and stockholders of the Company who do not tender their shares in the Offer will receive $11.00 per share net to the seller in cash in the Merger. We refer to the Offer and the Merger together as the "Transaction."

  Adams, Harkness & Hill, Inc., as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Transaction and will receive fees for our services, including a fee payable upon rendering this opinion and a fee payable upon the closing of the Transaction. We have in the past provided investment banking and financial advisory services to the Company for which we have received various fees. We also serve as a market maker for the Common Stock, and, in the ordinary course of our business, may trade in the Common Stock for our own account and for the accounts of customers. Accordingly, we may at any time hold a long or short position in the Common Stock.

  We are expressing no opinion as to what the value of the Common Stock will be when purchased in the Offer or when converted in the Merger or the prices at which the Common Stock will actually trade at any time. Our Fairness Opinion as expressed herein is limited to the fairness, from a financial point of view, as of the date hereof, of the consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement and does not address the Company's underlying business decision to engage in the Transaction.

  In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended March 31, 1998, and the Company's Form 10-Q and the related unaudited financial information for the six month period ended September 30, 1998; (ii) analyzed certain financial statements and other financial and operating data concerning the Company, including forecasts, prepared by securities analysts which we discussed with members of the senior management of the Company; (iii) conducted due diligence discussions with members of senior management of the Company and Parent; (iv) reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly traded companies we deemed to be relevant and comparable to the Company; (v) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vi) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (vii) participated in certain discussions among representatives of the Company and Parent and their financial and legal advisors; (viii) reviewed a draft of the Merger Agreement dated November 22, 1998; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions as of the date hereof.

  In connection with our review and arriving at our Fairness Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any forecasts reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of securities analysts as to the future financial performance of the Company. We were not provided with any forecasts prepared by the management of the Company and, accordingly, our Fairness Opinion does not take into account any such internal forecasts. Our Fairness Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company.

  It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

                                          Sincerely,

                                          Adams, Harkness & Hill, Inc.

                                                   /s/ T. L. Stebbins
                                          By: _________________________________
                                                   Theodore L. Stebbins
                                                     Managing Director

                                                                       ANNEX II

               DISSENTERS' APPRAISAL RIGHTS UNDER SECTIONS 11.65
                AND 11.70 OF THE ILLINOIS BUSINESS CORPORATION
                            ACT OF 1983, AS AMENDED

SECTION 11.65. RIGHT TO DISSENT

  Section 11.65. Right to Dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

    (1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

    (2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

    (3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

      (i) alters or abolishes a preferential right of such shares;

      (ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

      (iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

    (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in
  Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

  (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

  (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

SECTION 11.70. PROCEDURE TO DISSENT

  Section 11.70. Procedure to Dissent. (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.


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  (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation 30 days from the date of mailing the notice a written demand for payment for his or her shares.

  (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

  (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are canceled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

  (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of the interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

  (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

  (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

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  (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

  (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

    (1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

    (2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

  (j) As used in this Section:

    (1) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

    (2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

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